EXHIBIT 99.1

PyroGenesis Schedules Second Quarter 2023 Financial Results and Business Update Conference Call

MONTREAL, Aug. 08, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), today announced that it will host a conference call at 10:00 AM Eastern Time on Friday, August 11, 2023, to discuss the Company’s financial results for the second quarter 2023 which ended June 30, 2023, as well as the Company’s corporate progress and other developments.

A live webcast of the conference call can be accessed by visiting the following link: https://edge.media-server.com/mmc/p/z2hvyqax. The webcast will also be available on the Investor Relations section of the company's website by clicking here.

Any inquiries can be submitted ahead of time by sending an email to PyroGenesis’ Investor Relation at ir@pyrogenesis.com with the management team making every effort to address them during the conference call.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations of PyroGenesis are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997.

For more information, please visit: www.pyrogenesis.com
For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/